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                      April 27, 2023

       Haitham Khouri
       Vice Chairman
       Perimeter Solutions, SA
       12E rue Guillaume Kroll
       L-1882 Grand Duchy of Luxembourg

                                                        Re: Perimeter
Solutions, SA
                                                            Form 10-K filed
March 1, 2023 File No. 001-41027

       Dear Haitham Khouri:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Industrial Applications and

                      Services